SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

PETROCORP INCORPORATED

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

71645N 10 1

(CUSIP Number)

TAMARA R. WAGMAN

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, Address and Telephone Number

of Person Authorized to Receive

Notices and Communications)

October 7, 2003

(Date of Event Which Required Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box ☐.

CUSIP No. 71645N 10 1

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	George B. Kaiser

(2)	Check the Appropriate Box if a Member of a Group (See instructions)	(a) ☐ (b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See instructions)	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	State of Oklahoma

	Number of Shares Beneficially Owned by Each Reporting Person With:	0

(7)	Sole Voting Power

(8)	Shared Voting Power	4,804,962

(9)	Sole Dispositive Power	0

(10)	Shared Dispositive Power	4,804,962

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,804,962

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	37.9%

(14)	Type of Reporting Person (See instructions)	IN

CUSIP No. 71645N 10 1

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Kaiser Francis Charitable Income Trust C

(2)	Check the Appropriate Box if a Member of a Group (See instructions)	(a) ☐ (b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	State of Oklahoma

	Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0

(8)	Shared Voting Power	4,804,962

(9)	Sole Dispositive Power	0

(10)	Shared Dispositive Power	4,804,962

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,804,962

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	37.9%

(14)	Type of Reporting Person (See instructions)	OO

CUSIP No. 71645N 10 1

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person	Gas Stock Purchase Fund 1

(2)	Check the Appropriate Box if a Member of a Group (See instructions)	(a) ☐ (b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	State of Oklahoma

	Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0

(8)	Shared Voting Power	4,804,962

(9)	Sole Dispositive Power	0

(10)	Shared Dispositive Power	4,804,962

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,804,962

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	37.9%

(14)	Type of Reporting Person (See instructions)	OO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, par value $.01 per share (the Common Stock), of PetroCorp Incorporated, a Texas corporation (the Issuer). The principal executive offices of the Issuer are located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136.

ITEM 2. IDENTITY AND BACKGROUND.

(1) George B. Kaiser

(a) George B. Kaiser

(b) 6733 South Yale

Tulsa, OK 74136

(c) Independent Oil and Gas Producer

KAISER-FRANCIS OIL COMPANY 6733 South Yale Tulsa, OK 74136

(d) No

(e) No

(f) United States of America

(2) Kaiser Francis Charitable Income Trust C

(a) George B. Kaiser - Co-Trustee

(b) 6733 South Yale

Tulsa, OK 74136

(c) Independent Oil and Gas Producer

KAISER-FRANCIS OIL COMPANY 6733 South Yale Tulsa, OK 74136

(d) No

(e) No

(f) United States of America

(a) Frederic Dorwart – Co-Trustee

(b) 124 E. 4th Street

Tulsa, Oklahoma 74103

(c) Attorney, Frederic Dorwart, Lawyers

124 E. 4th Street

Tulsa, Oklahoma 74103

(d) No

(e) No

(f) United States of America

(3) Gas Stock Purchase Fund 1

(a) Steve R. Berlin

(b) 6733 South Yale

Tulsa, OK 74136

(c) Vice President, Chief Financial Officer, Assistant Secretary and Gas Stock Purchase Fund 1 Administrator

KAISER-FRANCIS OIL COMPANY 6733 South Yale Tulsa, OK 74136

(d) No

(e) No

(f) United States of America

ITEM 3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Kaiser Francis Oil Company (“Kaiser Francis”) contributed all of its PetroCorp Incorporated common stock, 4,326,571 shares, to the Kaiser Francis Charitable Income Trust C (“CIT-C”), a charitable income trust. The residual interest in CIT-C is held by Kaiser Francis. George B. Kaiser (Kaiser) owns 78.3% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.7% of the issued and outstanding capital stock of GBK Corporation. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis. GBK Corporation is a Delaware corporation, whose principal business is a holding company. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company and GBK Corporation is: 6733 South Yale Tulsa, Oklahoma 74136

ITEM 4. PURPOSE OF TRANSACTION.

The 4,326, 571 shares of PetroCorp common stock were transferred from Kaiser Francis to the Kaiser Francis Charitable Income Trust C for charitable and tax purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 12,688,046 shares of PetroCorp Common Stock issued and outstanding as of September 30, 2003.

A. George B. Kaiser

Mr. Kaiser may be deemed to share beneficial ownership over its holdings with CIT-C and GSPF1. GBK’s holdings are as follows:

(a)	Amount Beneficially Owned: 4,804,962 shares

(b)	Percent of Class: 37.9%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,804,962 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,804,962 shares

B. CIT-C

CIT-C may be deemed to share beneficial ownership over its holdings with Kaiser and GSPF1. CIT-C’s holdings are as follows:

(a)	Amount Beneficially Owned: 4,804,962 shares

(b)	Percent of Class: 37.9%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,804,962 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,804,962 shares

C. GSPF1

GSPF1 may be deemed to share beneficial ownership over its holdings with Kaiser and CIT-C. GSPF1’s holdings are as follows:

(a)	Amount Beneficially Owned: 4,804,962 shares

(b)	Percent of Class: 37.9%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,804,962 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,804,962 shares

D. Steven R. Berlin

Mr. Berlin may be deemed to share beneficial ownership over GSPF1 holdings. Mr. Berlin’s holdings are as follows:

(a)	Amount Beneficially Owned: 23,091 shares

(b)	Percent of Class: Less than 1%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 22,205 shares

(ii)	shared power to vote or to direct the vote 886 shares

(iii)	sole power to dispose or to direct the disposition of 22,205 shares

(iv)	shared power to dispose or to direct the disposition of 886 shares

E. Frederic Dorwart

Mr. Dorwart may be deemed to share beneficial ownership of CIT-C. Mr. Dorwart’s holdings are as follows:

(a)	Amount Beneficially Owned: 4,326,571 shares

(b)	Percent of Class: 34.1%

(c)	Number of Shares as to which Such Person has:

(i)	sole power to vote or to direct the vote 0 shares

(ii)	shared power to vote or to direct the vote 4,326,571 shares

(iii)	sole power to dispose or to direct the disposition of 0 shares

(iv)	shared power to dispose or to direct the disposition of 4,326,571 shares

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

Voting Agreement. On August 14, 2003 Mr. Kaiser has entered into a voting agreement by and among Unit Corporation, Unit Acquisition Company and PetroCorp Incorporated (“PetroCorp) whereby he agreed, among other things, to vote for the merger of Unit Acquisition Company, a wholly owned subsidiary of Unit Corporation, into PetroCorp Incorporated. Mr. Kaiser further agreed that, without the prior written consent of Unit, he would refrain from selling or offering to sell, transferring, assigning or otherwise in any way disposing of the shares of PetroCorp common stock, except for a transaction in which he retain the full rights to vote the shares in accordance with the voting agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a) Voting agreement by and among Unit Corporation, Unit Acquisition Company and PetroCorp Incorporated dated August 14, 2003, incorporated by reference to Appendix C of the Preliminary Proxy Statement on Schedule 14A filed by PetroCorp on September 17, 2003.

(b) Joint Filing Agreement dated October 17, 2003 by and between Kaiser Francis Charitable Income Trust C, George B. Kaiser and Gas Stock Purchase Fund 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2003

Signed: /s/ George B. Kaiser

George B. Kaiser

EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement dated October 17, 2003 by and between Kaiser Francis Charitable Income Trust C, George B. Kaiser and Gas Stock Purchase Fund 1.